

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com




SEC MAIL
RECEIVED
PROCESSING
JUL 12 2010
WASH. DC
SECTION

5th July 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 5th July 2010.

"Drilling Update - Catcher South West Appraisal Results".

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc.

dlw 7/14



Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

Press Release


SEC MAIL
JUL 12 2010
193
SECTION

PREMIER OIL PLC
("Premier")

Drilling Update - Catcher South West Appraisal Results

Premier is pleased to announce that the Catcher South West Appraisal (28/9-1Y) sidetrack well, located in the UK Central North Sea, has successfully encountered excellent quality oil bearing Cromarty sandstones.

The well was drilled to a total depth of 6,255 ft Measured Depth and initial analysis indicates 68 ft of net hydrocarbon pay over a gross vertical reservoir interval of 261 ft. A vertical hydrocarbon column of 173 ft was encountered with an oil water contact coincident with that seen in the Catcher Discovery well.

The 28/9-1Y appraisal well completes this phase of the Catcher area drilling. However, Premier and its co-venturers have decided to acquire additional site surveys over potential drilling locations in block 28/9 and further exploration wells are planned for later this year or early 2011, subject to rig availability.

Premier has 35% equity in the 28/9 licence.

Simon Lockett, Chief Executive Officer, commented:

"We are delighted with the results of the latest Catcher well; this well was deliberately sited to target potential oil bearing sands within the Catcher structure but outside the area of strong amplitude support on the 3D seismic data. As a result, Premier has up graded the Catcher/ Catcher East reserves estimate to a range of 60 mmbls to 100 mmbbls. We will move forward rapidly with plans to assess the remaining exploration potential in the 28/9 licence and to determine the future development options for the Catcher discovery. The latest appraisal well confirms Catcher as an important addition to our growing portfolio in the Central North Sea"

5th July 2010

Enquiries

Premier Oil plc **Tel: 020 7730 1111**
Tony Durrant
Andrew Lodge

Pelham Bell Pottinger
Gavin Davis **Tel: 020 7861 3159 / 07910 104 660**
Evgeniy Chuikov **Tel: 020 7861 3148 / 07894 608 606**

Notes to editors:

Premier is a leading FTSE 250 independent exploration and production company with oil and gas interests in the North Sea, South East Asia and in the Middle East-Pakistan regions. Our strategy is to add significant value for shareholders through exploration and appraisal success, astute commercial deals and optimal asset management.